Exhibit 99.(B)(6)(x)

Addendum to Sub-Advisory Agreement

Touchstone Large Cap Core Equity Fund

(f/k/a Touchstone Enhanced 30 Fund)

Touchstone Variable Series Trust

This Addendum is entered into as of October 26, 2007 by and between Touchstone Advisors, Inc. (“Touchstone”) and Todd Investment Advisors, Inc. (“Todd”).

WHEREAS, Touchstone and Todd entered into a Sub-Advisory Agreement dated as of May 1, 1999, as amended as of December 31, 2002 (the “Sub-Advisory Agreement”), with respect to the Touchstone Enhanced 30 Fund (the “Fund”), a series of Touchstone Variable Series Trust; and

WHEREAS, Touchstone Enhanced 30 Fund is being renamed the Touchstone Large Cap Core Equity Fund as of the date of this addendum, and in connection therewith the sub-advisory fees to be paid Todd for its services to the Touchstone Large Cap Core Equity Fund are being revised by agreement of the parties; and

WHEREAS, Touchstone and Todd wish to enter into this Addendum to the Sub-Advisory Agreement to reflect these changes;

NOW, THEREFORE, it is agreed by and between the parties hereto as follows:

1.     Section 3a of the Sub-Advisory Agreement will be replaced with the following:

As compensation for the services to be rendered and duties undertaken hereunder by the Sub-Advisor, the Advisor will pay to the Sub-Advisor a monthly fee equal on an annual basis to x.xxx% on the first $xxx million of the Fund’s average daily net assets; x.xxx% on the next $xxx million of average daily net assets; x.xxx% on the next $xxx million of average daily net assets; and x.xxx% of such assets in excess of $xxx million.  Such fee shall be computed and accrued daily.  If the Sub-Advisor serves in such capacity for less than the whole of any period specified in this Section 3a, the compensation to the Sub-Advisor shall be prorated.  For purposes of calculating the Sub-Advisor’s fee, the daily value of the Fund Assets shall be computed by the same method as the Trust uses to compute the net asset value of the Fund for purposes of purchases and redemptions of shares thereof.

2.     Except for the provisions of this Addendum, the Sub-Advisory Agreement shall continue in full force and effect and be binding upon the parties notwithstanding the execution and delivery of this Addendum.

3.     This Addendum shall be binding upon the parties and, to the extent permitted by the Sub-Advisory Agreement, their respective successors and assigns.

IN WITNESS WHEREOF, each of the parties hereto has caused this Addendum to be duly executed and delivered in its name and on its behalf by their respective officers thereunto duly authorized, all as of the day and year first above written.

Touchstone Advisors, Inc.		Todd Investment Advisors, Inc.

By:	/s/ William A. Dent	By:	/s/ Curtis M. Scott, Jr.

Print Name:	William A. Dent	Print Name:	Curtis M. Scott, Jr.

Print Title:	Senior Vice President	Print Title:	President & CEO

Date:	October 26, 2007	Date:	December 3, 2007